SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of March 6, 2001

                                   MERANT plc
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                                      Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                              No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)


                       LONDON STOCK EXCHANGE ANNOUNCEMENT


BLOCKLISTING SIX MONTHLY REVIEWSCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

  Name of company: MERANT plc



  2. Name of scheme: EnterpriseLink Options Scheme



  3. Period of return: From 1st Sep '00 to 28th Feb '01



  4. Number and class of shares(s)
  (amount of stock/debt security)
  not issued under scheme
  430,441


  5. Number of shares issued/allotted
  under scheme during period
  NIL


  6. Balance under scheme not yet issued/allotted
  at end of period
  430,441


  7. Number and class of share(s)
  (amount of stock/debt securities)
  originally listed and the date of admission
  511,904 Ordinary 2p Mar'00

  Please confirm total number of shares in issue at the end of the period in order for us to update our records
134,949,080

Contact for queries: Address: The Lawn, 22-30 Old Bath Rd
Newbury, Berks., RG14 1QN

Name: Karin Watt

Telephone: 10635 5655489



SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MERANT plc
                                       (Registrant)


Date:  March 6, 2001                  By: /s/ Leo Millstein
                                 --------------------------------------
                                      Leo Millstein
					        Vice President & General Counsel